EXHIBIT 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation
WidePoint NBIL, Inc.	Illinois
WidePoint IL, Inc.	Illinois
Operational Research Consultants, Inc.	Virginia
iSYS LLC	Virginia
Protexx Technology Corporation	Delaware
Advanced Response Concepts Corporation	Delaware
WidePoint Ohio Real Estate Corp.	Ohio